                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*


                           Correctional Systems, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    22025M106
-------------------------------------------------------------------------------
                                 (CUSIP Number)


                    John Forren, Correctional Systems, Inc.,
                 6910 "A" Miramar Road, San Diego 619-566-9816
-------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                January 28, 2000
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                SCHEDULE 13D

-------------------------------------                                     -----------------------------------
CUSIP NO. 22025M106                                                       PAGE 2 OF 47 PAGES
-------------------------------------                                     -----------------------------------

---------- --------------------------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS.
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           John R. Forren

---------- --------------------------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)     (a) / /
             (b) /x/

---------- --------------------------------------------------------------------------------------------------
    3      SEC USE ONLY

---------- --------------------------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (SEE INSTRUCTIONS)

           PF
---------- --------------------------------------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)     / /

---------- --------------------------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
-------------------- -------- -------------------------------------------------------------------------------
 NUMBER OF SHARES       7     SOLE VOTING POWER
BENEFICIALLY OWNED                   195,000*
 BY EACH REPORTING   -------- -------------------------------------------------------------------------------
    PERSON WITH         8     SHARED VOTING POWER
                                      0
                     -------- -------------------------------------------------------------------------------
                        9     SOLE DISPOSITIVE POWER
                                      195,000*
                     -------- -------------------------------------------------------------------------------
                       10     SHARED DISPOSITIVE POWER
                                      0
---------- --------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   195,000*

---------- --------------------------------------------------------------------------------------------------
   12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)   / /


---------- --------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   5.0%

---------- --------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                   IN

---------- --------------------------------------------------------------------------------------------------

               *SEE ITEM 5 HEREOF.

                                                SCHEDULE 13D

-------------------------------------                                     -----------------------------------
CUSIP NO. 22025M106                                                       PAGE 3 OF 47 PAGES
-------------------------------------                                     -----------------------------------

---------- --------------------------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS.
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           William L. Garrison

---------- --------------------------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)     (a)  / /
             (b)  /x/

---------- --------------------------------------------------------------------------------------------------
    3      SEC USE ONLY

---------- --------------------------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (SEE INSTRUCTIONS)

           PF
---------- --------------------------------------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)   / /

---------- --------------------------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           United States

-------------------- -------- -------------------------------------------------------------------------------
 NUMBER OF SHARES       7     SOLE VOTING POWER
BENEFICIALLY OWNED                    910,500*
 BY EACH REPORTING   -------- -------------------------------------------------------------------------------
    PERSON WITH         8     SHARED VOTING POWER
                                      0
                     -------- -------------------------------------------------------------------------------
                        9     SOLE DISPOSITIVE POWER
                                       910,500*
                     -------- -------------------------------------------------------------------------------
                       10     SHARED DISPOSITIVE POWER
                                      0

---------- --------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   910,500*

---------- --------------------------------------------------------------------------------------------------
   12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)  / /

---------- --------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   24.0%

---------- --------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                   IN

---------- --------------------------------------------------------------------------------------------------

               *SEE ITEM 5 HEREOF.

                                                SCHEDULE 13D

-------------------------------------                                     -----------------------------------
CUSIP NO. 22025M106                                                       PAGE 4 OF 47 PAGES
-------------------------------------                                     -----------------------------------

----------- -------------------------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSONS.
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Daniel J. Verwiel

----------- -------------------------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)     (a)  / /
              (b) /x/

----------- -------------------------------------------------------------------------------------------------
    3       SEC USE ONLY

----------- -------------------------------------------------------------------------------------------------
    4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

            PF

----------- -------------------------------------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)  / /

----------- -------------------------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States

-------------------- -------- -------------------------------------------------------------------------------
 NUMBER OF SHARES       7     SOLE VOTING POWER
BENEFICIALLY OWNED                    528,415*
 BY EACH REPORTING   -------- -------------------------------------------------------------------------------
    PERSON WITH         8     SHARED VOTING POWER
                                      0
                     -------- -------------------------------------------------------------------------------
                        9     SOLE DISPOSITIVE POWER
                                      528,415*
                     -------- -------------------------------------------------------------------------------
                       10     SHARED DISPOSITIVE POWER
                                      0
----------- -------------------------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    528,415*

----------- -------------------------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)   / /

----------- -------------------------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    14.7%

----------- -------------------------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                    IN

----------- -------------------------------------------------------------------------------------------------

               *SEE ITEM 5 HEREOF.

                                                SCHEDULE 13D

-------------------------------------                                     -----------------------------------
CUSIP NO. 22025M106                                                       PAGE 5 OF 47 PAGES
-------------------------------------                                     -----------------------------------

---------- --------------------------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS.
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Patricia A. Verwiel

---------- --------------------------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)     (a)  / /
             (b) /x/

---------- --------------------------------------------------------------------------------------------------
    3      SEC USE ONLY

---------- --------------------------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (SEE INSTRUCTIONS)

           PF

---------- --------------------------------------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)   / /


---------- --------------------------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           United States

-------------------- -------- -------------------------------------------------------------------------------
 NUMBER OF SHARES       7     SOLE VOTING POWER
BENEFICIALLY OWNED                    526,726*
 BY EACH REPORTING   -------- -------------------------------------------------------------------------------
    PERSON WITH         8     SHARED VOTING POWER
                                      0
                     -------- -------------------------------------------------------------------------------
                        9     SOLE DISPOSITIVE POWER
                                      526,726*
                     -------- -------------------------------------------------------------------------------
                       10     SHARED DISPOSITIVE POWER
                                      0

---------- --------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   526,726

---------- --------------------------------------------------------------------------------------------------
   12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)  / /

---------- --------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   14.4%

---------- --------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                   IN

---------- --------------------------------------------------------------------------------------------------

               *SEE ITEM 5 HEREOF.

                                         SCHEDULE 13D

-------------------------------------                                     -----------------------------------
CUSIP NO. 22025M106                                                       PAGE 6 OF 47 PAGES
-------------------------------------                                     -----------------------------------

---------- --------------------------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS.
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           The Estate of Lawrence G. Grossman

---------- --------------------------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)     (a)  / /
             (b) /x/


---------- --------------------------------------------------------------------------------------------------
    3      SEC USE ONLY


---------- --------------------------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (SEE INSTRUCTIONS)

           PF
---------- --------------------------------------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)  / /

---------- --------------------------------------------------------------------------------------------------
---------- --------------------------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           United States

-------------------- -------- -------------------------------------------------------------------------------
 NUMBER OF SHARES       7     SOLE VOTING POWER
BENEFICIALLY OWNED                    760,500
 BY EACH REPORTING   -------- -------------------------------------------------------------------------------
    PERSON WITH         8     SHARED VOTING POWER
                                      0
                     -------- -------------------------------------------------------------------------------
                        9     SOLE DISPOSITIVE POWER
                                      760,500
                     -------- -------------------------------------------------------------------------------
                       10     SHARED DISPOSITIVE POWER
                                      0
---------- --------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   760,500

---------- --------------------------------------------------------------------------------------------------
   12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)    / /

---------- --------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   20.9%

---------- --------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                   IN
---------- --------------------------------------------------------------------------------------------------

                      *SEE ITEM 5 HEREOF.

                                         SCHEDULE 13D

-------------------------------------                                     -----------------------------------
CUSIP NO. 22025M106                                                       PAGE 7 OF 47 PAGES
-------------------------------------                                     -----------------------------------

---------- --------------------------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS.
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Martin Rickler

---------- --------------------------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)     (a)  / /
             (b) /x/

---------- --------------------------------------------------------------------------------------------------
    3      SEC USE ONLY

---------- --------------------------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (SEE INSTRUCTIONS)

           PF

---------- --------------------------------------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)   / /

---------- --------------------------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           United States

-------------------- -------- -------------------------------------------------------------------------------
 NUMBER OF SHARES       7     SOLE VOTING POWER
BENEFICIALLY OWNED                    175,000*
 BY EACH REPORTING
    PERSON WITH
                     -------- -------------------------------------------------------------------------------
                        8     SHARED VOTING POWER
                                      0

                     -------- -------------------------------------------------------------------------------
                        9     SOLE DISPOSITIVE POWER
                                      175,000*

                     -------- -------------------------------------------------------------------------------
                       10     SHARED DISPOSITIVE POWER
                                      0

---------- --------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   175,000*

---------- --------------------------------------------------------------------------------------------------
   12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)   / /

---------- --------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   4.6%

---------- --------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                   IN

---------- --------------------------------------------------------------------------------------------------

                      *SEE ITEM 5 HEREOF.

                                                             Page 8 of 47 Pages



                           Item 1. Security and Issuer

        This Schedule 13D is filed with respect to shares of Common Stock ("Common Stock") of Correctional Systems, Inc., a California corporation (the "Company"). The Company's principal executive offices are located at 6910 "A" Miramar Road, San Diego, California 92121.

                        Item 2. Identity and Background.

        (a), (b) and (c). This Schedule 13D is filed on behalf of the following individuals (the "Filing Parties"), each of whom has the same principal business address as the Company and hold the positions indicated with the Company or its wholly-owned subsidiary Sentencing Concepts, Inc.:

        Name                                Affiliation with the Company
        ----                                ----------------------------

        John R. Forren              President, Chief Executive Officer and Director

        William L. Garrison         Chairman of the Board

        Daniel J. Verwiel           Chief Executive Officer (Sentencing Concepts, Inc.),
                                    Director

        Patricia Verwiel            President (Sentencing Concepts, Inc.)

        Martin Rickler              Vice President, Planning & Research

        Janis M. Grossman,          None.
        Representative of Estate
         of Lawrence Grossman

        (d) and (e) None of the Filing Parties has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such civil proceeding was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

        (f) Each of the Filing Parties is a citizen of the United States.

                  Item 3.  Source and Amount of Funds or Other Consideration.

        All of the funds invested (or to be invested) by the Filing Parties were (or are expected to be) his own personal funds not acquired through a loan.

                                                            Page 9 of 47 Pages


                         Item 4. Purpose of Transaction.

        The securities of the Company held by the Filing Parties were purchased as an investment. One or more of the Filing Parties may, in the future, purchase additional securities of the Company or dispose of securities of the Company.

        Except as described below, none of the Filing Parties has any present plans or proposals that relate to or would result in transactions of the kind described in paragraphs (a) through (j) of Item 4 of Rule 13D-101 promulgated under the Securities Exchange Act of 1934, as amended (the "1934 Act"). In the future, however, each of the Filing Parties reserves the right to adopt such plans or proposals, subject to applicable regulatory requirements, if any.

        The Company, the Filing Parties and the present holders of Series A Preferred Stock in the Company (the "Preferred Holders") are parties to an Amended and Restated Registration Rights Agreement dated August 31, 1998, a copy of which is attached as Exhibit C (the "Registration Rights Agreement"). The Registration Rights Agreement grants the Preferred Holders rights to require the Company to register the Common Stock underlying their Series A Preferred Stock for public sale on SEC registration statement Form S-1. The Registration Rights Agreement grants the Filing Parties rights to require the Company to register certain of their Common Stock for public sale on SEC registration statement Form S-3 or any similar short-form registration if such form is then available to the Company for registration of its securities.

        The Company, the Filing Parties, and the Preferred Holders are parties to an Amended and Restated Stockholders' Agreement dated August 31, 1998, a copy of which is attached as Exhibit D (the "Stockholders' Agreement"). The Stockholders' Agreement provides that the Company's Board of Directors shall consist of 6 members, one of whom shall be designated by a certain holder of the Series A Preferred Stock of the Company (the "Preferred Designee, " who is currently James Macdonald), and one of whom shall be designated by majority vote of the holders of Common Stock who are parties to the Stockholders' Agreement (which parties are the Filing Parties) (the "Common Designee," who is currently Gary Maynard). The Preferred Holders have the right to approve the Common Designee. The Filing Parties have no plans or proposals to change the current composition of the Board. The Stockholders' Agreement also provides that the Board of any subsidiary of the Company shall be the same as the Board of the Company.

        The Stockholders' Agreement also restricts the transfer of Common Stock owned by the Filing Parties (collectively, the "Management Holders"). The Preferred Holders have a right of first refusal on any proposed transfer of Common Stock by the Management Holders, and the Preferred Holders also have co-sale rights on any transfer of Common Stock by a Management Holder to a third party; provided that each Management Holder shall have the right to transfer in any twelve-month period up to 15,000 shares of stock. Pursuant to the Stockholders' Agreement, the Preferred Holders have a preemptive right to purchase a certain portion of any new securities offered for sale by the Company.

                                                            Page 10 of 47 Pages



                  Item 5. Interest in Securities of the Issuer.

        (a) (b) As of the date of this Schedule, each of the Filing Parties beneficially owns the number of shares of Common Stock of the Company described below and each has the sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of those shares:

Filing Party                      Common Stock                      Percentage of Class*
------------                      ------------                      --------------------

John R. Forren                    195,000(1)                         5.0%

William L. Garrison               910,500(2)                        24.0%

Daniel J. Verwiel                 528,415(3)                        14.7%

Patricia Verwiel                  526,726(4)                         14.4%

Estate of Lawrence                760,500                           20.9%
Grossman

Martin Rickler                    175,000(5)                         4.6%


        * All percentages are computed pursuant to Rule 13d-3(d)(1)

        (1) Includes 195,000 shares of Common Stock underlying outstanding options that are exercisable within 60 days. Mr Forren holds outstanding options to acquire a total of 315,000 shares of Common Stock.
        (2) Includes 150,000 shares of Common Stock underlying outstanding options that are exercisable within 60 days. Mr Garrison holds outstanding options to acquire a total of 200,000 shares of Common Stock.
        (3) Includes 33,146 shares of Common Stock underlying outstanding options that are exercisable within 60 days. Does not include 100,000 shares of Common Stock underlying options to which Mr. Verwiel claims he is entitled.
        (4) Includes 33,146 shares of Common Stock underlying outstanding options that are exercisable within 60 days. Does not include 100,000 shares of Common Stock underlying options to which Ms. Verwiel claims she is entitled.
        (5) Includes 175,000 shares of Common Stock underlying outstanding options that are exercisable within 60 days. Mr Rickler holds outstanding options to acquire a total of 295,000 shares of Common Stock.

                                                            Page 11 of 47 Pages



        Each of the Filing Parties disclaims beneficial ownership of all shares of Common Stock described herein except those shares that are owned by the Filing Party directly.

        Each of the Filing Parties disclaims the existence of a "group" among any or all of them and further disclaims the existence of a "group" among any or all of them and any or all of the other persons named as an officer, director, partner or other affiliate of any Filing Party, in each case within the meaning of Section 13(d)(3) of the 1934 Act.


        (c)  None.

        (d)  None.

        (e) Not applicable.

              Item 6.  Contracts, Arrangements, Understandings or Relationships
                           With Respect to Securities of the Issuer.

        See Item 4 hereof for a description of the Registration Rights Agreement and the Stockholders' Agreement.

                    Item 7. Material to be Filed as Exhibits

Exhibit A.     Agreement with respect to joint filing of Schedule 13D dated
               February 4, 2000. Page 13 of 49 pages.

Exhibit B.     Omitted.

Exhibit C.     Amended and  Restated Registration Rights Agreement dated
               August 31, 1998. Page 14 of 49 pages.

Exhibit D.     Amended and Restated Stockholders' Agreement dated
               August 31, 1998.  Page 30 of 49 pages.

                                   After reasonable inquiry and to the best
                          of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                             Dated: February 4, 2000


                                          /s/ John R. Forren
                             --------------------------------------
                             JOHN R. FORREN

                                          /s/ William L. Garrison
                              --------------------------------------
                              WILLIAM L. GARRISON



                                          /s/ Daniel J. Verwiel
                              --------------------------------------
                              DANIEL J. VERWIEL



                                          /s/ Patricia Verwiel
                              --------------------------------------
                              PATRICIA VERWIEL



                              ESTATE OF LAWRENCE G. GROSSMAN



                                          /s/ Janis M. Grossman
                              --------------------------------------
                              by Janis M. Grossman, Representative



                                          /s/ Martin Rickler
                              --------------------------------------
                              MARTIN RICKLER